

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

<u>Via E-mail</u>
Mr. Samuel H. Pilch
Chief Accounting Officer
The Allstate Life Insurance Company
3100 Sanders Road
Northbrook, Illinois 60062

Re: The Allstate Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 8, 2013
File No. 000-31248

Dear Mr. Pilch:

     We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Operations</u>
<u>Overview and strategy, page 20</u>

1. You disclose that you anticipate that interest rates may remain below historic averages for an extended period of time. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

<u>Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements</u>
<u>14. Statutory Financial Information and Dividend Limitations, page 100</u>

2. Please tell us why disclosure is not required by ASC 944-505-50-3 or 50-6.

3. Although you disclose ALIC exceeds its company action level RBC as of December 31, 2012, please provide us proposed disclosure to be included in future periodic reports indicating the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the proposed disclosure.

4. Please provide us proposed disclosure to be included in future periodic reports indicating the amount of restricted net assets for your subsidiaries as of December 31, 2012 or otherwise indicating how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X. In addition, tell us why schedule II as prescribed by Article 7-05(c) of Regulation is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant